Exhibit 99.1

Northgate Minerals Reports Excellent Cash Flow from Operations of $56.5 Million in the Fourth Quarter of 2010

    <<
                   Adjusted Net Earnings of $17.2 Million

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    >>

VANCOUVER, March 8 /CNW/ - (All figures in US dollars except where noted) - Northgate Minerals Corporation ("Northgate" or the "Corporation") (TSX: NGX) (NYSE Amex: NXG) today announced its financial and operating results for the fourth quarter and year ended December 31, 2010. The Company reported adjusted net earnings of $17.2 million or $0.06 per diluted share and cash flow from operations of $56.5 million or $0.19 per diluted share for the fourth quarter of 2010.

    <<
                 Fourth Quarter and Year End 2010 Highlights

    -   Adjusted net earnings(1) of $17.2 million or $0.06 per diluted share for the fourth quarter and $19.2 million or $0.07 per diluted share for the full year 2010.

    -   Excellent cash flow from operations of $56.5 million or $0.19 per diluted share for the fourth quarter, a 36% increase compared to the same period last year.

    -   Production of 66,077 ounces of gold and 10.6 million pounds of copper in the fourth quarter, bringing full year production to 272,713 ounces and 40.7 million pounds, respectively, in 2010.

    -   Average net cash cost in the fourth quarter was $646 per ounce of gold, bringing the average net cash cost for the full year to $660 per ounce.

    -   Fourth quarter metal sales were 70,145 ounces of gold at a realized price of $1,393 per ounce and 12.4 million pounds of copper at a realized price of $4.27 per pound.

    -   Northgate's cash balance at the end of the year was $334.8 million.

    -   At December 31, 2010, open pit reserves at Young-Davidson increased by over 20% to 325,000 ounces of gold.

    -   Recently released an updated NI 43-101 compliant resource estimate for the Kemess Underground project with an Indicated Resource of
        136.5 million tonnes ("Mt") containing 2.6 million ounces of gold and
        860.6 million pounds of copper.

    -   At the end of February, Northgate announced the sale of its entire portfolio of auction rate securities ("ARS") for total consideration of $40.9 million.
    >>

"We finished the 2010 year strong with solid operating and financial results, posting excellent cash flow from operations of $56.5 million in the fourth quarter" commented Ken Stowe, Northgate's President and Chief Executive Officer. "We also started 2011 on a positive note. In February, we released an updated resource estimate for the Kemess Underground project, which now contains an indicated resource of 2.6 million ounces of gold and 861 million pounds of copper. The project represents a significant organic growth opportunity for the company and would boost our growing production profile. We are also pleased to report that open pit reserves have increased by over 20% to 325,000 ounces at Young-Davidson. We look forward to the year ahead, where ongoing exploration at Young-Davidson is expected to further add to the current 15-year mine-life."

Financial Performance

Revenue in the fourth quarter of 2010 was a record $148.7 million, compared with revenue of $110.7 million in the same period last year. The record revenue in the most recent quarter was attributable to strong metal sales and higher realized metal prices. For the full year 2010, Northgate recorded consolidated revenue of $485.0 million.

Adjusted net earnings for the fourth quarter were $17.2 million or $0.06 per diluted share. For the full year 2010, Northgate reported adjusted net earnings of $19.2 million or $0.07 per diluted share. Adjusted net earnings do not include certain non-cash items from its calculation of net earnings prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Northgate has provided this figure as it may be a useful indicator to investors.

The net loss for the fourth quarter was $72.0 million, compared with a net loss of $67.8 million in the corresponding period last year. The fourth quarter net loss includes a non-cash impairment charge of $76.9 million for the Fosterville Gold mine in Victoria, Australia, and a negative mark-to-market hedging adjustment of $12.0 million relating to Northgate's copper forward sales contracts, which were put into place in order to secure a significant portion of cash inflow over Kemess South's remaining mine-life.

During the fourth quarter of 2010, Northgate's cash flow from operations increased by 36% to $56.5 million or $0.19 per diluted share. For the full year 2010, Northgate generated cash flow from operations of $87.3 million or $0.30 per diluted share.

During the year, Northgate's cash and cash equivalents increased by $81.3 million. Our strong balance sheet now boasts cash and cash equivalents of $334.8 million at the end of 2010.

Corporate Development

Sale of Auction Rate Securities

At the end of February, Northgate announced the sale of its entire portfolio of ARS for total consideration of approximately $40.9 million. At December 31, 2010, Northgate had estimated the fair market value of its ARS at $36.0 million based on an independent third-party valuation. The proceeds from the sale were used to repay, in full, the outstanding balance of the loan of approximately $40.0 million. The loan was originally made by Lehman Brothers Inc. ("Lehman"), which was collateralized by the ARS held in the Corporation's investment account managed by Lehman. The loan and associated ARS account were subsequently acquired by Barclays plc in September 2008 as part of its court-approved purchase of the assets of then-bankrupt Lehman.

Organic Growth at Kemess Underground

In February, Northgate released a new resource estimate for its Kemess Underground Project, located five kilometres ("km") north of the Kemess South mine. The new resource estimate represents an 18% increase in tonnes, a 10% increase in contained gold and a 9% increase in contained copper when compared to the May 2010 resource. The total Indicated Resource now stands at 136.5 Mt containing 2.6 million ounces of gold and 860.6 million pounds of copper.

Northgate has engaged an independent mining consulting firm to complete technical studies, which will be incorporated into a Preliminary Assessment and will be used to determine the economics and development concept for the Kemess Underground Project that could be milled using the existing Kemess facilities. Production at Kemess Underground would further strengthen Northgate's growing production profile and significantly reduce the Corporation's average net cash cost of production.

Sale of Kemess South Equipment

As mining activities come to a close at the Kemess South mine, Northgate has appointed an international mining services firm to market for sale its open pit mining fleet and some limited milling infrastructure that will no longer be needed once production ceases. Northgate will continue to maintain a majority of its Kemess milling facilities for the development and operation currently being contemplated at Kemess Underground.

Results from Operations

The results from operations for the fourth quarter and year ended 2010 follows on the press release dated January 13, 2011, when Northgate released production figures for the same periods. The results from operations contained in this press release should be read in conjunction with Northgate's fourth quarter MD&A report, available on our website at www.northgateminerals.com.

Fosterville Gold Mine

Fosterville achieved quarterly production of 23,108 ounces of gold, which was better than forecast, due to higher than expected ore grades in the stopes that were mined. For the second straight year, production at Fosterville exceeded the 100,000-ounce mark, producing 100,441 ounces of gold in 2010. The average net cash cost of production for the fourth quarter and full year 2010 was $856 and $738 per ounce, respectively, in line with the most recent forecast. However, the net cash cost was impacted by the substantial appreciation of the Australian dollar during the year. The Australian dollar averaged slightly below parity with the US dollar for the last three months of 2010.

During the fourth quarter of 2010, a total of 163,404 tonnes of ore were mined for a total 729,080 tonnes mined in 2010. Also during the quarter, mill throughput was excellent, achieving a record 214,593 tonnes of ore. As a result, overall unit operating costs dropped to A$93 per tonne of ore milled compared to $101 per tonne in the same period last year. Mill throughput for all of 2010 was 817,535 tonnes of ore, which was better than the 781,879 tonnes milled last year.

For the full year 2010, the mill head grade was 4.57 grams per tonne (g/t). Gold recoveries averaged 82% for the year, slightly lower than forecast as a result of processing low-grade stockpile ore.

In 2011, production at Fosterville is forecast to be in the range of 97,000 - 102,000 ounces of gold.

Impairment Charges for Fosterville

At the end of each year, Northgate re-estimates reserves at all of its properties and revises its life-of-mine ("LOM") plans. LOM plans incorporate management assumptions and estimates of revenues and related costs, as well as the conversion of a portion of resources to reserves over the LOM. When this annual exercise was performed in early 2011, there were indicators of impairment at the Fosterville Gold mine. In accordance with Canadian GAAP, a recoverability test was performed for the long-lived assets, which identified them as potentially impaired as of December 31, 2010. The fair value of the Fosterville mine as at December 31, 2010 was established by using a LOM discounted cash flow model incorporating the following assumptions: gold prices of A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250/oz for 2014 to 2015 and A$1,200/oz thereafter; a discount rate of 6.5%; and, a net asset value multiplier of 1.0x.

As a result of this analysis, an impairment charge of $76.9 million was recorded in earnings for the fourth quarter and year ended December 31, 2010.

Stawell Gold Mine

During the year, the Stawell Gold mine steadily improved operations since its low in the second quarter, producing 17,882 ounces of gold at a net cash cost of $1,129 per ounce. Production for the entire year totalled 71,482 ounces at an average net cash cost of $969 per ounce. The net cash cost for 2010 was negatively impacted primarily by lower than forecast production resulting from lower than expected ore grades and also by a stronger Australian dollar relative to the US dollar. Production in 2011 is expected to increase by at least 20% from 2010 to between 86,000 - 91,000 ounces of gold. In years 2012 and 2013, this improvement in production is expected to continue with production forecast to be in the range of 105,000 - 117,000 ounces as ore is increasingly sourced from the higher-grade GG6 zone. The net cash cost of production is also expected to decrease from 2010 by approximately 15% in 2011 and 20% in 2012 as ore is sourced from the higher-grade GG6 zone.

During the quarter, mine production improved to 209,644 tonnes of ore and mine development advanced 1,506 m. In addition, the mill performed extremely well, with approximately 211,405 tonnes of ore milled during the quarter, which was the highest quarterly throughput for the year. Mining costs were A$66 per tonne of ore mined and milling costs were A$23 per tonne of ore milled. For all of 2010, mill throughput of 826,454 tonnes of ore was achieved, which was 9% higher than mill throughput of 759,819 tonnes in 2009.

Kemess South

The Kemess South mine posted production of 25,087 ounces of gold and 10.6 million pounds of copper in the fourth quarter of 2010, bringing full year production to 100,790 ounces of gold and 40.7 million pounds of copper, which was in line with forecast. The net cash costs for the fourth quarter and full year 2010 were $109 and $363 per ounce, respectively, which were slightly higher than forecast due to lower copper production in the fourth quarter of the year.

The Kemess South mine is scheduled to close in March 2011. Total gold and copper production for 2011 is anticipated to be 12,000 ounces and 5.3 million pounds, respectively, at a net cash cost of $285 per ounce of gold. With the recent surge of copper prices in the first quarter of 2011, the net cash cost may be lower than previously forecast.

    <<
    Summarized Consolidated Results

    (Thousands of
     US dollars,
     except where
     noted)                Q4 2010       Q4 2009          2010          2009
    -------------------------------------------------------------------------
    Financial Data

    Revenue           $    148,701  $    110,698  $    485,047  $    484,976
    Adjusted net
     earnings(1)            17,198        27,862        19,184        73,191
      Per share
     (diluted)                0.06          0.10          0.07          0.28
    Net loss               (72,020)      (67,755)      (71,704)      (49,506)
      Per share
     (diluted)               (0.25)        (0.23)        (0.25)        (0.19)
    Cash flow from
     operations             56,482        41,510        87,285       187,161
    Cash and cash
     equivalents           334,840       253,544       334,840       253,544
    Total assets      $    905,484  $    741,679  $    905,484  $    741,679
    -------------------------------------------------------------------------
    Operating Data

    Gold production
     (ounces)
      Fosterville           23,108        26,615       100,441       103,360
      Stawell               17,882        23,221        71,482        85,998
      Kemess                25,087        30,917       100,790       173,040
                     --------------------------------------------------------
      Total gold
       production           66,077        80,753       272,713       362,398
                     --------------------------------------------------------

    Gold sales (ounces)
      Fosterville           22,427        25,166       100,544       103,518
      Stawell               17,679        22,695        71,025        87,110
      Kemess                30,039        30,154        97,730       180,040
                     --------------------------------------------------------
      Total gold
       sales                70,145        78,015       269,299       370,668
                     --------------------------------------------------------
    Realized gold
     price
     ($/ounce)(2)            1,393         1,181         1,256           994
                     --------------------------------------------------------

    Net cash cost
     ($/ounce)(3)
      Fosterville              856           720           738           576
      Stawell                1,129           732           969           616
      Kemess                   109           234           363           348
                     --------------------------------------------------------
    Average net cash
     cost ($/ounce)            646           537           660           477
                     --------------------------------------------------------

    Copper production
     (thousands pounds)     10,625        11,750        40,666        52,496

    Copper sales
     (thousands pounds)     12,363        10,393        38,939        51,188

    Realized copper
     price ($/pound)(2)       4.27          3.54          3.61          2.87
    -------------------------------------------------------------------------

    (1) Adjusted net earnings is a non-GAAP measure. See section entitled
        "Non-GAAP Measures" in the Corporation's interim MD&A Report.
    (2) Commencing in the fourth quarter of 2010, metal pricing quotational period is three months after the month of ship loading for copper and one month after the month of ship loading for gold produced at
        Kemess South. Previously, the metal pricing quotational period was three months after the month of arrival ("MAMA") at the receiving facility for copper and one MAMA for gold. Therefore, realized prices reported will differ from the average quarterly reference prices, since realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.
    (3) Net cash cost per ounce of production is a non-GAAP measure. See section entitled "Non-GAAP Measures" in the Corporation's interim
        MD&A Report.
    >>

Minerals Reserves and Resources

Northgate has provided its proven and probable mineral reserves and measured, indicated and inferred resources for the year ended December 31, 2010. A summary table for mineral reserves and resources are as follows:

    <<
    Contained Gold (ounces)                             At December 31, 2010
    -------------------------------------------------------------------------
    Proven Reserves                                                  714,000
    Probable Reserves                                              2,840,000
    -------------------------------------------------------------------------
    Total Proven and Probable Reserves                             3,555,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Measured Resources                                               195,000
    Indicated Resources(2)                                         3,369,000
    -------------------------------------------------------------------------
    Total Measured and Indicated Resources                         3,564,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total Inferred Resources                                       1,449,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Contained Copper (000s pounds)
    -------------------------------------------------------------------------
    Total Proven Reserves(3)                                           9,247
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total Indicated Resources(2)                                     861,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Mineral reserves and resources are rounded to 1,000 ounces and 1,000 pounds. Minor discrepancies in summations may occur due to rounding.
    (2) The new Kemess Underground Resource was announced on February 15,
        2011. This resource is a subset of the Kemess North deposit that has
        Measured and Indicated Resources of 719,190,000 tonnes at a grade of
        0.30 g/t gold and 0.15% copper containing 6,939,000 ounces of gold and 2,353,000,000 pounds of copper.
    (3) Proven reserves for contained copper are for the Kemess South mine, which is scheduled for mine closure in March 2011.
    >>

At December 31, 2010, Northgate reported Proven and Probable reserves of 3.6 million ounces.

At Young-Davidson, open pit reserves increased by over 20% to 325,000 ounces. Underground reserves at the end of 2010 remained unchanged at 26.2 million tonnes containing 2.5 million ounces of gold, as no revisions were made to price assumptions used for the mine plan.

During 2010, Northgate undertook a $3 million exploration program to better define the geometry and grade of the high-grade core of the Kemess North deposit for the purposes of evaluating the potential for mining a portion of the original 719 million tonne resource using bulk underground methods. As at December 31, 2010, a new indicated resource has been estimated for the Kemess Underground Project of 136.5 million tonnes containing 2.6 million ounces of gold at a grade of 0.56 g/t and 860.6 million pounds of copper at a grade of 0.29%. The total resource at Kemess Underground has increased by 18% in tonnes, 10% in contained gold and 9% in contained copper from the May 2010 resource estimate. Engineering studies are currently underway to determine the feasibility of converting a portion of this resource into a reserve.

At the Fosterville mine, reserves decreased slightly to 3.1 million tonnes containing 475,000 ounces. Fosterville was successful in resource to reserve conversion of approximately 100,000 ounces as a result of extending the Phoenix and Harrier orebodies (approximately 73,000 ounces) and from infill drilling within Phoenix (approximately 24,000 ounces). However, resource conversion was offset by mining depletion of 124,000 ounces during the course of 2010.

Indicated Resources at Fosterville increased by 65,000 ounces to 470,000 ounces as a result of successful drilling within the Phoenix and Harrier orebodies.

At Stawell, Proven and Probable Reserves at December 31, 2010 stood at 2.0 million tonnes containing 234,000 ounces. During the year, approximately 86,000 ounces were mined with a conversion of approximately 33,000 ounces to reserves to partially offset mine depletion.

The complete mineral reserves and resource estimates for Northgate as at December 31, 2010, including accompanying notes, can be found in Appendix I at the end of this press release.

    <<
    Interim Consolidated Balance Sheets
                                                   December 31   December 31
    Thousands of US dollars                               2010          2009
    -------------------------------------------------------------------------
                                                    (Unaudited)
    Assets
    Current Assets
    Cash and cash equivalents                     $    334,840  $    253,544
    Trade and other receivables                         62,051        27,961
    Income taxes receivable                              2,236             -
    Inventories                                         44,569        44,599
    Prepaid expenses                                     2,367         2,566
    Future income tax asset                              5,619         5,541
    -------------------------------------------------------------------------
                                                       451,682       334,211
    Other assets                                        40,819        27,544
    Future income tax asset                              9,381        14,507
    Mineral property, plant and equipment              367,083       327,416
    Investments                                         36,519        38,001
    -------------------------------------------------------------------------
                                                  $    905,484  $    741,679
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Liabilities and Shareholders' Equity
    Current Liabilities
    Accounts payable and accrued liabilities      $    109,385  $     59,132
    Income taxes payable                                     -        29,395
    Short-term loan                                     40,161        41,515
    Equipment financing obligations                      7,945         5,995
    Provision for site closure and reclamation
     obligations                                        22,460        23,501
    Future income tax liability                              -           867
    -------------------------------------------------------------------------
                                                       179,951       160,405
    Equipment financing obligations                     10,763         4,656
    Convertible senior notes                           131,235             -
    Other long-term liabilities                          2,803         8,995
    Provision for site closure and reclamation
     obligations                                        25,453        23,989
    Future income tax liability                         11,343             -
    -------------------------------------------------------------------------
                                                       361,548       198,045

    Shareholders' Equity
    Common shares                                      407,036       402,879
    Equity component of convertible senior notes        33,832             -
    Contributed surplus                                  7,798         6,202
    Accumulated other comprehensive income (loss)       28,716        (3,705)
    Retained earnings                                   66,554       138,258
    -------------------------------------------------------------------------
                                                       543,936       543,634
    -------------------------------------------------------------------------
                                                  $    905,484  $    741,679
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Interim Consolidated Statements of Operations and Comprehensive Income
     (Loss)

    Thousands of US dollars,
     except share and per        Three Months               Twelve Months
     share amounts,              Ended Dec 31                Ended Dec 31
     unaudited                2010          2009          2010          2009
    -------------------------------------------------------------------------
    Revenue           $    148,701  $    110,698  $    485,047  $    484,976
    -------------------------------------------------------------------------
    Cost of sales           95,386        72,789       322,558       300,800
    Depreciation and
     depletion              35,579        26,733       114,031       104,126
    Administrative
     and general             3,468         3,617        12,524        10,679
    Net interest income       (562)         (558)       (2,176)       (1,580)
    Exploration              4,199         2,765        22,129        14,637
    Currency translation
     (gain) loss            (6,795)       (3,495)       (8,614)        1,143
    Accretion of site
     closure and
     reclamation costs         433           952         1,677         3,253
    Write-down of mineral
     properties             80,411        84,849        80,411        84,849
    Write-down of
     investments                 -            31           374        10,979
    Other income              (400)         (170)       (1,895)       (1,123)
    -------------------------------------------------------------------------
                           211,719       187,513       541,019       527,763
    -------------------------------------------------------------------------
    Loss before income
     taxes                 (63,018)      (76,815)      (55,972)      (42,787)
    Income tax recovery
     (expense)
      Current               (1,062)          981         1,309       (29,472)
      Future                (7,940)        8,079       (17,041)       22,753
    -------------------------------------------------------------------------
                            (9,002)        9,060       (15,732)       (6,719)
    -------------------------------------------------------------------------
    Net loss for the
     period           $    (72,020) $    (67,755) $    (71,704) $    (49,506)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other
     comprehensive
     income (loss)
      Unrealized gain
       (loss) on
       available for
       sale securities        (616)        1,845        (1,465)       (1,463)
      Reclassification of
       realized loss on
       available for sale
       securities to net
       earnings                  -             -           232             -
      Reclassification of
       other than temporary
       loss on available for
       sale securities to
       net earnings              -            31           374        10,979
      Unrealized gain
       on translation of
       self-sustaining
       operations           13,583         5,700        33,280        76,282
    -------------------------------------------------------------------------
                            12,967         7,576        32,421        85,798
    -------------------------------------------------------------------------
    Comprehensive
     income (loss)    $    (59,053) $    (60,179) $    (39,283) $     36,292
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Net loss per
     share
      Basic           $      (0.25) $      (0.23) $      (0.25) $      (0.19)
      Diluted         $      (0.25) $      (0.23) $      (0.25) $      (0.19)
    Weighted average
     shares
     outstanding
      Basic            291,149,012   290,500,196   290,922,452   264,603,527
      Diluted          291,149,012   290,500,196   290,922,452   264,603,527
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Interim Consolidated Statements of Cash Flows

                                 Three Months               Twelve Months
    Thousands of US              Ended Dec 31                Ended Dec 31
     dollars, unaudited       2010          2009          2010          2009
    -------------------------------------------------------------------------
    Operating
     activities:
      Net loss for the
       period              (72,020) $    (67,755) $    (71,704) $    (49,506)
    Non-cash items:
      Depreciation and
       depletion            35,579        26,733       114,031       104,126
      Unrealized
       currency
       translation
       losses                   97           724           511         4,543
      Accretion of
       site closure and
       reclamation costs       433           952         1,677         3,253
      Net loss (gain)
       on disposal of
       assets                   54          (766)       (1,280)         (490)
      Amortization of
       deferred charges          -             -             -           196
      Stock-based
       compensation            513           361         2,952         1,467
      Accrual of employee
       severance costs         452           650         1,845         2,177
      Future income tax
       expense (recovery)    7,940        (8,079)       17,041       (22,753)
      Change in fair value
       of forward
       contracts            12,002        15,055        13,768        37,674
      Write-down of
       investments               -            31           374        10,979
      Inventory
       obsolescence
       provision               584           363           584           363
      Write-down of mineral
       properties           80,411        84,849        80,411        84,849
      Loss on sale of
       investments               -             -           232             -
    Changes in operating
     working capital and
     other                  (9,563)      (11,608)      (73,157)       10,283
    -------------------------------------------------------------------------
                            56,482        41,510        87,285       187,161
    -------------------------------------------------------------------------
    Investing activities:
      Increase in
       restricted cash        (301)         (113)      (10,191)         (220)
      Purchase of mineral
       property, plant and
       equipment           (28,475)       (3,695)      (61,024)      (30,528)
      Mineral property
       development         (25,229)      (18,801)      (94,119)      (51,468)
      Proceeds from sale
       of equipment            114             -           627             -
      Proceeds from
       insurable asset
       disposition               -             -         1,619             -
      Transaction costs
       paid                   (300)            -          (378)            -
      Proceeds from sale
        of investments           -             -           119             -
    -------------------------------------------------------------------------
                           (54,191)      (22,609)     (163,347)      (82,216)
    -------------------------------------------------------------------------
    Financing activities:
      Repayment of
       equipment financing
       obligations          (2,185)       (1,225)       (7,621)       (5,029)
      Repayment of
       short-term loan        (306)         (312)       (1,354)       (1,581)
      Repayment of other
       long-term liabilities  (264)         (218)         (910)         (546)
      Issuance of convertible
       senior notes, net
       transaction costs   164,239             -       163,419             -
      Issuance of common
       shares                2,143           846         2,801        89,647
    -------------------------------------------------------------------------

                           163,627          (909)      156,335        82,491
    Effect of exchange
     rate changes on cash
     and cash equivalents      748          (377)        1,023         3,689
    -------------------------------------------------------------------------

    Increase in cash and
     cash equivalents      166,666        17,615        81,296       191,125
    Cash and cash
     equivalents,
     beginning of
     period                168,174       235,929       253,544        62,419
    -------------------------------------------------------------------------
    Cash and cash
     equivalents,
     end of period     $   334,840  $    253,544  $    334,840  $    253,544
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Supplementary
     information
    Cash paid during
     the period for:
      Interest         $       575  $       (274) $      2,160  $      2,298
      Income taxes               -             -        26,913           587
    Purchase of mineral
     property, plant
     and equipment
     through financing
     arrangements            1,239         2,734        13,936         2,734
    Mine construction
     financed by accounts
     payable and accrued
     liabilities             8,935             -        18,836             -
    Insurance premiums
     financed by a loan
     facility                  650             -           650           856
    Investment tax credit
     recorded as a
     reduction to
     mineral property,
     plant and equipment     1,878             -         5,366             -
    Interest capitalized
     to mineral property,
     plant and equipment     1,435             -         1,435             -
    Accretion on
     convertible senior
     notes capitalized to
     mineral property,
     plant and equipment     1,293             -         1,293             -
    Deferred transaction
     costs transferred to
     liability or equity       820             -             -           775
    Future income tax
     benefits recorded
     in equity                 354          (211)          354         1,565
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

This press release should be read in conjunction with the Corporation's fourth quarter MD&A report and accompanying unaudited interim consolidated financial statements, which can be found on Northgate's website at www.northgateminerals.com.

Financial figures for the fourth quarter and full year 2010 are unaudited estimates and are subject to revision. Northgate will file its complete 2010 audited annual financial statements, including the notes to the consolidated financial statements, with both the Canadian and US Securities regulatory authorities on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) by March 31, 2011.

    <<
    Appendix I - Mineral Reserves and Resources

    Mineral Reserves - Proven & Probable

                                             Grades          Contained Metal
                                          -----------------------------------
                                                                      Copper
    At December                  Quantity  Gold  Copper       Gold     (000s
     31, 2010        Category     (tonnes) (g/t)     (%)   (ounces)      lbs)
    -------------------------------------------------------------------------
    Kemess South     Proven     3,495,000   0.24   0.12      27,000    9,247
    -------------------------------------------------------------------------
    Fosterville      Proven       446,000   7.19    n/a     103,000      n/a
                     Probable   2,659,000   4.35    n/a     372,000      n/a
                     --------------------------------------------------------
                                3,105,000   4.76            475,000
    -------------------------------------------------------------------------
    Stawell
      (underground)  Proven       254,000   3.69    n/a      30,000      n/a
      (open pit)     Probable     452,000   1.96    n/a      28,000      n/a
      (underground)  Probable   1,342,000   4.06    n/a     175,000      n/a
                     --------------------------------------------------------
                                2,048,000   3.55            234,000
    -------------------------------------------------------------------------
    Young-Davidson
      (open pit)     Proven     3,793,000   1.60    n/a     195,000      n/a
      (open pit)     Probable   2,388,000   1.69    n/a     130,000      n/a
      (underground)  Proven     3,469,000   3.22    n/a     359,000      n/a
      (underground)  Probable  22,740,000   2.92    n/a   2,135,000      n/a
                     --------------------------------------------------------
                               32,390,000   2.71          2,819,000
    -------------------------------------------------------------------------
    Total Proven & Probable
     Reserves                  41,038,000                 3,555,000    9,247
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Mineral Resources - Measured & Indicated

                                             Grades          Contained Metal
                                          -----------------------------------
                                                                       Copper
    At December                  Quantity   Gold  Copper       Gold     (000s
     31, 2010        Category     (tonnes)  (g/t)    (%)    (ounces)     lbs)
    -------------------------------------------------------------------------
    Kemess
     Underground    Indicated 136,500,000   0.56   0.29 2,610,000* 861,000
    -------------------------------------------------------------------------
    Young-Davidson
    (underground)   Indicated     132,000   3.08    n/a      13,100      n/a
    -------------------------------------------------------------------------
    Fosterville
      (less than
       100m from
       surface)      Measured   2,745,000   2.21    n/a     195,000      n/a
      (less than
       100m from
       surface)     Indicated   4,760,000   1.54    n/a     236,000      n/a
      (greater
       than
       100m from
       surface)     Indicated   1,556,000   4.67    n/a     234,000      n/a
                   ----------------------------------------------------------
                                9,061,000   2.28            665,000
    -------------------------------------------------------------------------
    Stawell
      (less than
       100m from
       surface)     Indicated   2,975,000   2.19    n/a     209,000      n/a
      (greater
       than 100m
       from
       surface)     Indicated     448,000   4.62    n/a      67,000      n/a
                                3,423,000   2.51            276,000
    -------------------------------------------------------------------------
    Total Measured
     & Indicated
     Resources                149,116,000                 3,564,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    * Includes silver contribution @ 55 ounces of silver to one ounce of gold.

    Mineral Resources - Inferred
                                              Grades         Contained Metal
                                          -----------------------------------
                                                                      Copper
    At December                  Quantity   Gold Copper        Gold    (000s
     31, 2010       Category      (tonnes)  (g/t)    (%)    (ounces)     lbs)
    -------------------------------------------------------------------------
    Kemess
     Underground    Inferred    6,000,000   0.42   0.22    90,000*  30,000
    -------------------------------------------------------------------------
    Young-Davidson
      (open pit)    Inferred       20,000   1.76    n/a       1,000      n/a
      (underground) Inferred    5,950,000   3.40    n/a     650,000      n/a
                   ----------------------------------------------------------
                                5,970,000   3.40            651,000
    -------------------------------------------------------------------------
    Fosterville
      (less than
       100m from
       surface)     Inferred    2,379,000   1.70    n/a     130,000      n/a
      (greater than
       100m from
       surface)     Inferred    3,044,000   4.77    n/a     467,000      n/a
                   ----------------------------------------------------------
                                5,423,000   3.42            597,000
    -------------------------------------------------------------------------
    Stawell
      (less than
       100m from
       surface)     Inferred       25,000   2.30    n/a       2,000      n/a
      (greater than
       100m from
       surface)     Inferred      680,000   4.97    n/a     109,000      n/a
                   ----------------------------------------------------------
                                  705,000   4.90            111,000
    -------------------------------------------------------------------------
    Total Measured
     & Indicated
     Resources                 18,098,000                 1,449,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    * Includes silver contribution @ 55 ounces of silver to one ounce of gold.

    Notes to Mineral Reserves and Resources

    1.  Mineral reserves and mineral resources for Kemess South, Kemess
        Underground and Young-Davidson have been estimated in accordance with the definitions contained in the Canadian Institute of Mining,
        Metallurgy and Petroleum ("CIM") Standards and National Instrument
        43-101 ("NI 43-101").

    2.  Mineral reserves and mineral resources for Fosterville and Stawell have been estimated in accordance with the AusIMM JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

    3.  All mineral resources are exclusive of mineral reserves.

    4.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

    5.  Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

    6.  Mineral reserves were calculated using the following parameters:

        -  Kemess South: exchange rate Cdn$/US$1.03; gold price $1,300/oz;
           copper price $4.00/lb; and, silver price $15.00/oz. Operating assumptions were as follows: gold recovery 57.5%; copper recovery
           77.8%; mining costs Cdn$1.20/tonne; milling costs Cdn$4.00/tonne;
           and, G&A costs Cdn$1.50/tonne.

        -  Young-Davidson: Underground mineral reserves were estimated using an average long-term gold price of $725/oz (Cdn$853/oz). A 1.7 g/t gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of Cdn$21.74, process costs of
           Cdn$11.40, G&A costs of Cdn$2.75 and a gold recovery of 92.5%. A
           2.3 g/t gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. The open pit gold cut-off considers ore-based operating costs of $12.11/tonne
           (processing and G&A), a gold recovery of 91%, a $0.68/tonne stockpile rehandle cost and royalty costs as appropriate. A
           0.62 g/t cut-off was applied within royalty free claims, 0.68 g/t cut-off and 0.69 g/t cut-off applied to claims subject to royalty agreements. For open pit reserves, the following parameters were used: exchange rate Cdn$/US$1.00, gold price $1,200/oz, a 91.5%
           gold recovery and a Cdn$18.82/tonne open pit operating cost to estimate a breakeven cut-off of approximately 0.6 g/t gold. A minimum true thickness of approximately five metres was employed in defining the mineralized drill intercepts.

        -  Fosterville: gold price A$1,165/oz; cut-off grade applied was variable for underground ore depending on width, mining method and ground conditions; dilution of 5%-30% and mining recovery of 70%-
           100% were applied depending on mining method.

        -  Stawell: gold price A$1,165/oz; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Wonga surface and Magdala surface above 130 mRL and above, a nominal 0.8 g/t gold cut-off was applied.

    7.  Mineral resources were calculated using the following parameters:

        -  Young-Davidson: Mineral resources were estimated using an average long-term gold price of $750/oz (Cdn$806/oz). Underground
           mineralized wireframes constructed based on approximately a
           1.70 g/t gold cut-off grade, a 1.3 g/t incremental cut-off grade and a minimum true thickness of three metres. Open pit mineralized wireframes constructed based on approximately a 0.60 g/t gold cut-
           off grade and a minimum true thickness of five metres.

        -  Kemess Underground: Mineral resources were estimated using an average long-term exchange rate Cdn$/US$1.00, gold price of
           $1,100/oz, copper price of $ 2.80/lb and silver of $20.00/oz. Gold recoveries of 68% and copper recoveries of 90% were used.

        -  Fosterville: gold price A$1,250/oz; cut-off grade applied were
           0.5 g/t gold for oxide, 1.0 g/t gold for near-surface sulphide
           (above 5050mRL) and 3.0 g/t gold for underground sulphide (below
           5050mRL).

        -  Stawell: gold price A$1,250/oz; Wonga Surface and Magdala surface above 130 mRL and above, a nominal 0.8 g/t gold cut-off was applied.

    8.  Mineral reserve estimates were prepared by:

        -  Kemess South: Gordon Skrecky, Chief Mine Geologist, Kemess mine.
           Mr. Skrecky is a member of the Association of Professional
           Engineers and Geoscientists of British Columbia and has over 24 years of experience in mineral resource estimation.

        -  Young-Davidson: Underground mineral reserve estimates were prepared by Gary Taylor, Mining Manager, AMEC Americas Limited
           ("Amec"), Jay Melnyk, Principal Mining Manager, Amec, and Carl
           Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr.
           Taylor is a member of the Association of Professional Engineers of
           Saskatchewan and the Association of Professional Engineers of the
           Province of Manitoba and has over 37 years of relevant geological experience. Mr. Melnyk is a member of the Association of
           Professional Engineers and Geoscientists of British Columbia and
           has over 20 years of relevant geological experience. Mr. Edmunds is a member of the Association of Professional Engineers,
           Geologists and Geophysicists of British Columbia and has 23 years of experience in mineral resource estimation. Open pit mineral reserve estimates were prepared by Jim Grey, GR Technical Services
           Ltd. Mr. Gray is a member of the Association of Professional
           Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and
           Geophysicists of Alberta and the Canadian Institute of Mining and
           Metallurgy and has over 31 years of relevant engineering
           experience.

        -  Fosterville: Ion Hann, Mining Manager, Northgate and Marcus Binks,
           Processing Manager, Northgate. Mr. Hann is a member of the
           Australasian Institute of Mining and Metallurgy and has over 20 years of relevant engineering experience. Mr. Binks is a member of the Australasian Institute of Mining and Metallurgy and has over
           18 years of relevant metallurgical experience.

        -  Stawell: Austin Hemphill, Mine Technical Superintendent,
           Northgate. Mr. Hemphill is a member of the Australasian Institute of Mining and Metallurgy and has over eight years of relevant engineering experience.

    9.  Mineral resource estimates were prepared by:

        -  Young-Davidson: Carl Edmunds, Exploration Manager, Northgate.

        -  Kemess Underground: Northgate's geological staff, which includes a number of individuals who are Qualified Persons as defined under
           NI 43-101 and under the supervision of Carl Edmunds, Exploration
           Manager, Northgate.

        -  Fosterville: Simon Hitchman, District Exploration Geologist,
           Northgate and Paul Napier, Senior Mine Geologist, Northgate.  Mr.
           Hitchman is a member of the Australasian Institute of Mining and
           Metallurgy and the Australian Institute of Geoscientists and has
           over 24 years of relevant geological experience. Mr. Napier is a member of the Australasian Institute of Mining and Metallurgy and
           has 13 years of relevant geological experience.

        -  Stawell: Mark Haydon, Geology Manager, Stawell Gold Mines. Mr.
           Haydon is a member of the Australasian Institute of Geoscientists and has over 16 years of relevant geological experience.
    >>

Q4 and Year End 2010 Financial Results - Conference Call and Webcast

You are invited to participate in today's live conference call and webcast discussing our fourth quarter and year-end financial results. The conference call and webcast will be held at 10:00 am Toronto time.

You may participate in our conference call by calling 647-427-7450 or toll free in North America at 1-888-231-8191. To ensure your participation, please call five minutes prior to the scheduled start of the call.

A live audio webcast and presentation package will be available on Northgate's homepage at www.northgateminerals.com.

Conference Replay

For those unable to participate in the conference call at the scheduled time, a replay of the conference call will be available beginning on March 8, 2011 at 1:00 p.m. ET until March 15, 2011 at 11:59 p.m. ET.

    <<
        Replay Access No. 416-849-0833   Passcode: 432 128 03 No.
        Replay Access No. 800-642-1687   Passcode: 432 128 03 No.
    >>

A podcast will also be made available at http://podcast.newswire.ca/feeds/newswire/97360-en.xml.

Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Qualified Person

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate's geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate's Exploration Manager, has reviewed the geologic content of this release.

Note to Investors:

The terms "Qualified Person", "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this news release are defined in accordance with NI 43-101. All mineral resources are exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2009 or under the heading "Risks and Uncertainties" in Northgate's 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, "measured mineral resources" "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Company's public filings which have been filed with securities commissions or similar authorities in Canada).

%CIK: 0000072931

For further information: Ms. Keren R. Yun, Director, Investor Relations, Tel: 416-216-2781, Email: ngx@northgateminerals.com, Website: www.northgateminerals.com; Follow us on Twitter: @Northgate_NGX

CO: Northgate Minerals Corporation

CNW 07:04e 08-MAR-11